UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 2)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Celanese AG
(Name of Subject Company (issuer))

Blackstone LR Associates (Cayman) IV Ltd.
Blackstone Management Associates (Cayman) IV L.P.
Blackstone Capital Partners (Cayman) IV L.P.
Blackstone Capital Partners (Cayman) Ltd. 1
Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd.
Crystal US Holdings 3 L.L.C.
BCP Crystal Holdings Ltd. 2
BCP Caylux Holdings Luxembourg S.C.A.
BCP Crystal Acquisition GmbH & Co. KG
(Names of Filing Persons (Offerors))

Ordinary Shares, no par value
(Title of Class of Securities)

D1497A101
(CUSIP Number of Class of Securities)

Chinh Chu
BCP Crystal Acquisition GmbH & Co. KG
c/o The Blackstone Group
345 Park Avenue
New York, New York 10154
(212) 583-5000

Copy to:
William R. Dougherty, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000

(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$394,945,402.83	$50,039.58

*Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rules 0-11(d) under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). The calculation of the transaction valuation assumes the purchase of 7,733,241 ordinary shares, no par value per share, of Celanese AG, at a purchase price of EUR 41.92 per share in cash upon the expiration of the initial offering period referred to herein, converted into U.S. dollars at the noon buying rate as published by the Federal Reserve Bank of New York on August 31, 2004 of EUR 1 = $1.2183. Such

number of shares represents the difference between the number of ordinary shares issued and outstanding as of June 30, 2004 (excluding shares held by Celanese AG in treasury) and the number of shares owned by BCP Crystal Acquisition GmbH & Co. KG as of September 2, 2004.

**The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Exchange Act of 1934, as amended, and Fee Advisory #7 for Fiscal Year 2004, is equal to 0.01267% of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$50,039.58
Form or Registration No.:	Schedule TO
Filing Party:	Blackstone LR Associates (Cayman) IV Ltd.
Blackstone Management Associates (Cayman) IV L.P.
Blackstone Capital Partners (Cayman) IV L.P.
Blackstone Capital Partners (Cayman) Ltd. 1
Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd.
BCP Crystal Holdings Ltd. 2
BCP Caylux Holdings Luxembourg S.C.A.
BCP Crystal Acquisition GmbH & Co. KG
Date Filed:	September 2, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 2 to Schedule TO amends and supplements the Schedule TO originally filed by Blackstone LR Associates (Cayman) IV Ltd., Blackstone Management Associates (Cayman) IV L.P., Blackstone Capital Partners (Cayman) IV L.P., Blackstone Capital Partners (Cayman) Ltd. 1, Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd., BCP Crystal Holdings Ltd. 2, BCP Caylux Holdings Luxembourg S.C.A. and BCP Crystal Acquisition GmbH & Co. KG on September 2, 2004 (as it may be amended or supplemented from time to time, the “Schedule TO”). The Schedule TO relates to the mandatory offer (the “Offer”) by BCP Crystal Acquisition GmbH & Co. KG, a German limited partnership (the “Bidder”), required pursuant to Section 305 of the German Stock Corporation Act, to purchase all of the issued and outstanding registered ordinary shares, no par value (the “Celanese Shares”), of Celanese AG, a stock corporation organized under the laws of the Federal Republic of Germany, (other than Celanese Shares owned by the Bidder or held by Celanese AG in treasury) at a purchase price of EUR 41.92 in cash per Celanese Share, with interest in the circumstances and at the rate described in the Offer Document, which was originally filed as Exhibit (a)(1)(A) to the Schedule TO on September 2, 2004 (the “Offer Document”) and the related Letter of Transmittal and the instructions thereto, a copy of which was originally filed as Exhibit (a)(1)(B) to the Schedule TO on September 2, 2004. Except as otherwise indicated, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

ITEM 1. SUMMARY TERM SHEET.

Item 1 of the Schedule TO is hereby amended and supplemented by the following information:

Section I, “Summary of the Offer,” of the Offer Document is hereby amended and supplemented by deleting the last sentence of the response to the question, “Will you purchase shares outside this offer?” and replacing it with the following:

“If this relief is granted, we may make such purchases from time to time on the open market, in privately negotiated transactions, pursuant to other mandatory offers required under German law as a result of other actions we take with respect to Celanese AG, or otherwise. These open market and privately negotiated purchases would be made for the purpose of acquiring at least 95% of the registered ordinary shares of Celanese AG (excluding treasury shares held by Celanese AG, enterprises controlled or majority owned by Celanese AG or parties acting for the account of Celanese AG). Whether we decide to make these purchases and the manner in which they may be made will depend on, among other things, the liquidity and price of the registered ordinary shares of Celanese AG on the Frankfurt Stock Exchange, the willingness on the part of minority shareholders holding positions in registered ordinary shares of Celanese AG to negotiate with respect to the sale of those shares and our ability to agree to terms for the purchase of shares from these minority shareholders, whether we take other steps with respect to Celanese AG that would require the commencement of another mandatory offer and the valuation process completed at that time with respect to the compensation required to be made in connection with any such offer. Shareholders should note that any such purchases outside this offer may be at prices higher than the offer consideration offered in this offer, in particular because prior to the date of this offer document and since June 23, 2004, the date on which the domination and profit and loss transfer agreement was announced, the registered ordinary shares of Celanese AG have consistently traded on the Frankfurt Stock Exchange at prices higher than the fair cash compensation of €41.92 offered in this offer.”

ITEM 3. IDENTITY AND BACKGROUND OF THE FILING PERSON.

Items 3(a), (b) and (c) of Schedule TO are hereby amended and supplemented by the following:

(1)	Section III.1, “Companies Involved – Description of the Bidder, the Acquisition Entities and Blackstone,” of the Offer Document is hereby amended and supplemented by:

(A) adding the following language following the sixth paragraph thereof:

“After the date of the Offer Document, Crystal Holdings formed Crystal US Holdings 3 L.L.C. (“Crystal Holdings 3”), a Delaware limited liability company, with its registered office at c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801. Crystal Holdings contributed all of the equity of Crystal Holdings 2 held by Crystal Holdings to Crystal Holdings 3. Crystal Holdings therefore holds 100% of the equity of Crystal Holdings 3 and Crystal Holdings 3 holds 100% of the equity of Crystal Holdings 2.

Crystal Holdings 3 was formed to effect an offering of debt securities in which Crystal Holdings 3 is intended to be an issuer.”;

(B) deleting the tenth paragraph thereof in its entirety and replacing it with the following paragraph:

“Blackstone LR, BMA, BCP IV, BCP 1, Crystal Holdings, Crystal Holdings 3, Crystal Holdings 2 and BCP Luxembourg are collectively referred to in this Offer Document as “Blackstone”;

(C) inserting the words “, Crystal Holdings 3” in between the words “Crystal Holdings 2” and the word “and” in the first sentence of the eleventh paragraph thereof;

(D) adding the following sentence to the end of the eleventh paragraph thereof:

“The principal business address of Crystal Holdings 3 is c/o The Blackstone Group, 345 Park Avenue, New York, New York 10154.”; and

(E) adding the following line item below the line item beginning “Crystal Holdings 2” and above the line item beginning Crystal

Holdings in the chart in the penultimate paragraph:

“Crystal Holdings 3.............            41,588,227            84.3%”

(2) Schedule 1, “Certain Control Persons” of the Offer Document is hereby amended and supplemented by

(A) adding the words “or manager, as applicable,” between the words “director” and “of” and adding the words “Crystal Holdings 3,” between the words “Crystal Holdings,” and “Crystal Holdings 2” in the first sentence of the first paragraph thereof;

(B) adding the following chart after the chart entitled “Directors and Officers of Crystal Holdings 2 and BCP Caylux Holdings Ltd. 1” thereof:

Managers of Crystal Holdings 3

Present Principal Occupation or Employment
Name	and Five-Year Employment History
Chinh Chu	Senior Managing Director, The Blackstone Group.
Benjamin J. Jenklns	Principal, The Blackstone Group.
Anjan Mukherjee	Associate, The Blackstone Group. Prior to joining The
Blackstone Group in 2001, Mr. Mukherjee was an analyst
at Thomas H. Lee Company, from June 1997 to July 1999.

(B) adding the following sentence after the last sentence of the last paragraph thereof:

“The telephone number of the principal office of Crystal Holdings 3 is (212) 583-5000.

ITEM 4. TERMS OF THE TRANSACTION.

Items 4(a)(1)(i)-(viii) of the Schedule TO are hereby amended and supplemented by the following information:

(1) The cover page of the Offer Document is amended and supplemented by:

 (A) adding the following sentence at the end of the third full paragraph following the title thereof:

“Shareholders should note that any such purchases outside this Offer may be at prices higher than the offer consideration offered in this Offer, in particular because prior to the date of this offer document and since June 23, 2004, the date on which the Domination Agreement (as defined in Section II.1, “General Instructions — Introduction”) was announced, the Celanese Shares have consistently traded on the Frankfurt Stock Exchange at prices higher than the offer price of €41.92 offered in this Offer.”; and

 (B) by adding the following new paragraph immediately after the third full paragraph following the title thereof:

“Shareholders should also be aware that the cash compensation the Bidder would be required to offer to the remaining shareholders of Celanese AG under applicable German law following certain events, such as the delisting of the Celanese Shares from the Frankfurt Stock Exchange, the effectiveness of a squeeze-out, or a conversion of the legal form of Celanese AG, as described in Section IV.3(d), “Background and Objective of the Offer — Intentions of the Bidder with Regard to Celanese AG — Delisting, Squeeze-out, Conversion,” may be higher or lower than the offer consideration being offered in this Offer.”

(3) Section V.4(a), “The Offer—Conditions—Condition to the Offer,” of the Offer Document is hereby amended and supplemented by adding the following after the third sentence thereof:

“The Bidder and Blackstone are not able to estimate the length of any potential delay that could result from any such judicial challenges.”

Item 4(a)(1)(x) of the Schedule TO is hereby amended and supplemented by the following information:

Section VII, “Position of Celanese Shareholders who do not accept the Offer,” of the Offer Document is hereby amended and supplemented by deleting the last sentence of the second bullet thereof and replacing it with the following:

“If this relief is granted, the Bidder and Blackstone may make such purchases from time to time on the open market, in privately negotiated transactions, pursuant to other mandatory offers required under German law as a result of other actions the Bidder and Blackstone take with respect to Celanese AG, or otherwise. These open market and privately negotiated purchases would be made for the purpose of acquiring at least 95% of the Celanese Shares (excluding Treasury Shares). Whether the Bidder and Blackstone decide to make these purchases and the manner in which they may be made will depend on, among other things, the liquidity and price of the Celanese Shares on the Frankfurt Stock Exchange, the willingness on the part of minority shareholders holding positions in Celanese Shares to negotiate with respect to the sale of those shares and the Bidder and Blackstone’s ability to agree to terms for the purchase of shares from these minority shareholders, whether the Bidder and Blackstone take other steps with respect to Celanese AG that would require the commencement of another mandatory offer and the valuation process completed at that time with respect to the compensation required to be made in connection with any such offer. Shareholders should note that any such purchases outside this Offer may be at prices higher than the Offer Consideration offered in this Offer, in particular because prior to the date of this Offer Document and since June 23, 2004, the date on which the Domination Agreement was announced, the Celanese Shares have consistently traded on the Frankfurt Stock Exchange at prices higher than the fair cash compensation of €41.92 offered in this Offer.”

ITEM 6. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS.

Items 6(a), (c)(1) through (7) of the Schedule TO are hereby amended and supplemented as follows:

(1) Section III.3(b), “Companies Involved—Interest of the Bidder and Blackstone in Celanese AG—Domination Agreement,” of the Offer Document is hereby amended by adding the following to the end thereof:

“Among other things, the Bidder and Blackstone may give instructions to Celanese AG relating to one or more of the actions described in Section IV.3(d)(i), “Background and Objective of the Offer — Intentions of the Bidder with Regard to Celanese AG —Delisting, Squeeze-out, Conversion — Delisting. Among other reasons, the Bidder chose to enter into the Domination Agreement as an initial step following the completion of the Original Offer in order to be in a position to give instructions as to such matters if it determines to do so.”

(2) Section IV.3(d)(i), “Background and Objective of the Offer — Intentions of the Bidder with Regard to Celanese AG—Delisting, Squeeze-out, Conversion — Delisting,” of the Offer Document is hereby amended and supplemented by adding the following at the end of the first paragraph thereof:

“The Bidder and Blackstone have not yet taken any such action because the effectiveness of the Domination Agreement would be required in order to enable them to cause Celanese AG to make any such application for revocation of admission.”

(3) Section IV.3(d)(iii), “Background and Objective of the Offer — Intentions of the Bidder with Regard to Celanese AG — Delisting, Squeeze-out, Conversion — Conversion,” of the Offer Document is hereby amended by adding the following at the end of the first paragraph thereof:

“The Bidder and Blackstone have not yet taken any such action because they have determined to first seek to acquire at least 95% of the registered share capital (excluding Treasury Shares) by means of this Offer and subsequently effect a Squeeze-out.”

(4) Section IV.3(g), “Background and Objective of the Offer — Intentions of the Bidder with Regard to Celanese AG — Other Plans,” of the Offer Document is hereby amended and supplemented by deleting the third sentence of the second paragraph and replacing it with the following:

“If this relief is granted, the Bidder and Blackstone may make such purchases from time to time on the open market, in privately negotiated transactions, pursuant to other mandatory offers required under German law as a result of other actions the Bidder and Blackstone take with respect to Celanese AG, or otherwise. These open market and privately negotiated purchases would be made for the purpose of acquiring at least 95% of the Celanese Shares (excluding Treasury Shares). Whether the Bidder and Blackstone decide to make these purchases and the manner in which they may be made will depend on, among other things, the liquidity and price of the Celanese Shares on the Frankfurt Stock Exchange, the willingness on the part of minority shareholders holding positions in Celanese Shares to negotiate with respect to the sale of those shares and the Bidder and Blackstone’s ability to agree to terms for the purchase of shares from these minority shareholders, whether the Bidder and Blackstone take other steps with respect to Celanese AG that would require the commencement of another mandatory offer and the valuation process completed at that time with respect to the compensation required to be made in connection with any such offer. Shareholders should note that any such purchases outside this Offer may be at prices higher than the Offer Consideration offered in this Offer, in particular because prior to the date of this Offer Document and since June 23, 2004, the date on which the Domination Agreement was announced, the Celanese Shares have consistently traded on the Frankfurt Stock Exchange at prices higher than the fair cash compensation of €41.92 offered in this Offer.”

(5) by incorporating by reference Section VII, “Position of Celanese Shareholders who do not accept the Offer,” of the Offer Document, as amended and supplemented in the manner described in Item 4 of this Amendment.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Items 8(a) and (b) of the Schedule TO are hereby amended and supplemented by incorporating by reference:

(1) Section III.1, “Companies Involved — Description of the Bidder, the Acquisition Entities and Blackstone,” of the Offer Document, as amended and supplemented in the manner described in Item 3 of this Amendment.

(2) Section IV.3, “Background and Objective of the Offer — Intentions of the Bidder with Regard to Celanese AG,” of the Offer Document, as amended and supplemented in the manner described in Item 5 of this Amendment.

ITEM 11. ADDITIONAL INFORMATION.

Item 11(b) of the Schedule TO is hereby amended and supplemented as follows:

(1) by incorporating by reference the cover page of the Offer Document, as amended and supplemented in the manner described in Item 4 of this Amendment.

(2) Section II.3(b), “General Instructions — Information Contained in the Offer Document — Sources of Information,” of the Offer Document is amended by deleting the second sentence of the first paragraph and replacing it with the following:

“Neither the Bidder nor Blackstone nor any of their respective affiliates assumes any responsibility for any failure by Celanese AG to disclose events which may have occurred or may affect the significance or accuracy of any such information but which have not been publicly disclosed by Celanese AG. Under applicable U.S. securities laws, Celanese AG is required to make prompt and accurate public disclosure of material corporate developments. Under Rule 14d-4(d)(1) of the Exchange Act, if there is a material change in the information disclosed by the Bidder in connection with the Offer, including the disclosure in this Offer Document, the Bidder must promptly make public disclosure of such material change.”

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 17, 2004

BLACKSTONE LR ASSOCIATES (CAYMAN) IV LTD.
By:	/s/ Chinh Chu
	Name:	Chinh Chu
	Title:	Authorized Person

BLACKSTONE MANAGEMENT ASSOCIATES (CAYMAN) IV L.P.

By:	Blackstone LR Associates (Cayman) IV Ltd., its general partner

By:	/s/ Chinh Chu
	Name:	Chinh Chu
	Title:	Authorized Person

BLACKSTONE CAPITAL PARTNERS (CAYMAN) IV L.P.

By:	Blackstone Management Associates (Cayman) IV L.P., its general partner

By: Blackstone LR Associates (Cayman)
IV Ltd., its general partner

By:	/s/ Chinh Chu
	Name:	Chinh Chu
	Title:	Authorized Person

BLACKSTONE CAPITAL PARTNERS (CAYMAN) LTD. 1
By:	/s/ Chinh Chu
	Name:	Chinh Chu
	Title:	Director

BLACKSTONE CRYSTAL HOLDINGS CAPITAL PARTNERS (CAYMAN) IV LTD.
By:	/s/ Chinh Chu
	Name:	Chinh Chu

Title: Director

CRYSTAL US HOLDINGS 3 L.L.C.

By:		/s/ Chinh Chu

Name: Chinh Chu
Title: Manager

BCP CRYSTAL HOLDINGS LTD. 2

By:		/s/ Chinh Chu

Name: Chinh Chu
Title: Director

BCP CAYLUX HOLDINGS LUXEMBOURG S.C.A.

By:		BCP Caylux Holdings Ltd. 1, its general partner

	By:	/s/ Chinh Chu

Name: Chinh Chu
Title: Authorized Person

BCP CRYSTAL ACQUISITION GMBH & CO. KG

By:		/s/ Chinh Chu

Name: Chinh Chu
Title: Authorized Person